Exhibit 12(a)
FPL GROUP, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)
	Nine Months Ended September 30,	Years Ended December 31,

	2007	2006	2005		2004		2003	2002

	(millions of dollars)
Earnings, as defined:
Income before cumulative effect of changes
in accounting principles	$1,088	$1,281	$901		$896		$906	$701
Preferred stock dividends of a consolidated subsidiary	-	-	-	(b)	-	(b)	13	15
Income taxes	360	397	282		272		376	247
Fixed charges included in the determination of
net income, as below	579	732	622		516		401	328
Amortization of capitalized interest	9	11	11		8		4	2
Distributed income of equity method investees	128	104	86		83		68	96
Less: Equity in earnings of equity method investees	67	181	124		96		89	76

Total earnings, as defined	$2,097	$2,344	$1,778		$1,679		$1,679	$1,313

Fixed charges, as defined:
Interest charges	$552	$706	$593		$489		$379	$311
Rental interest factor	17	15	16		16		17	14
Fixed charges included in nuclear fuel cost	-	-	-		-		1	3
Allowance for borrowed funds used during construction	10	11	13		11		4	-

Fixed charges included in the determination of net income	579	732	622		516		401	328
Capitalized interest	31	18	8		43		84	91
Dividend requirements on preferred stock of a
Consolidated subsidiary before income taxes	-	-	-	(b)	-	(b)	20	23

Total fixed charges, as defined	$610	$750	$630		$559		$505	$442

Ratio of earnings to fixed charges and ratio of earnings to
combined fixed charges and preferred stock dividends (a)	3.44	3.13	2.82		3.00		3.32	2.97

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(a)

FPL Group, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.

(b) A portion of Florida Power & Light Company's preferred stock was owned by FPL Group, Inc. and was eliminated in consolidation. Accordingly, those dividends are not included herein.